EXHIBIT 99.1

[ARACRUZ CELULOSE S.A. LOGO OMITTED]



ARACRUZ CELULOSE S.A. and ARACRUZ TRADING S.A. (hereinafter collectively referred to as ARACRUZ), on one side, and KLABIN S.A. and KLABIN DO PARANA PRODUTOS FLORESTAIS LTDA. (hereinafter collectively referred to as KLABIN), on the other side, confirmed that all conditions precedent (including all necessary corporate action) which had been agreed on by Aracruz and Klabin in the contract executed by them on May 30, 2003 for the acquisition by ARACRUZ of all shares representing the capital stock of RIOCELL S.A. (RIOCELL), a corporation with headquarters so far located at 367, Rua Formosa, 12th floor, room "A", in the City of Sao Paulo, State of Sao Paulo, with taxpayers' ID nr. 05.148.712/0001-76 were completed on the date hereof.

As part of the measures necessary for the conclusion of the acquisition, ARACRUZ convened a RIOCELL general stockholders' meeting, at which it was resolved that
(i) RIOCELL's headquarters be transferred to the City of Guaiba, in the State of Rio Grande do Sul, at 1680, Sao Geraldo Street; (ii) RIOCELL's by-laws be amended accordingly, and (iii) a new Board of Officers was elected, to hold office until the 2006 Ordinary Stockholders' Meeting takes place.

Although Aracruz's acquisition of RIOCELL has been completed, the Parties are proceeding with adjustments in RIOCELL's balance sheet, which is common to transactions of this type.

                            Aracruz-ES, July 2, 2003.

                                Isac Roffe Zagury
                           Investor Relations Officer